1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
May 13, 2022 VIA EDGAR AND ELECTRONIC MAIL

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Milan

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 15, 2022 CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated March 30, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, as submitted to the Staff on March 15, 2022.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 2”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

May 11, 2022

Risk Factors

Our result of operations could be adversely affect…, page 69

1.	Please revise this risk factor to disclose how many independent entrepreneurs you currently have in Ukraine, the types of services these individuals perform outside of software development and whether the ongoing conflict in Ukraine has had a material impact on your operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

2.	We note your response to prior comment 8. Please revise this section, where appropriate, to present your separate LTV and CAC calculations for new U.S. customers acquired during the year ended December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not consider the separate customer lifetime value (“LTV”) and customer acquisition cost (“CAC”) amounts underlying the  LTV to CAC ratios to be material to potential investors. The Company has included the LTV to CAC ratios for its U.S. customers acquired during the year ended December 31, 2020 to demonstrate (1) how it tracks the efficiency of its cost of revenue and (2) the ordering behavior of its customers. Accordingly, the Company believes it is the ratio of LTV to CAC itself that may enhance investors’ understanding of the Company and its business, rather than the separate amounts underlying this ratio. The Company further advises the Staff that it believes the results of operations data disclosed in the Registration Statement and the accompanying financial statements provide sufficient information to allow investors to assess the Company’s performance.

Business

The Scarce Combination of Scale, Growth, and Profitability, page 94

3.	We note your response to prior comment 17. We further note your disclosure on page 95 indicating that your statement is based on Adjusted EBITDA as disclosed in other companies’ public filings. Given that Adjusted EBITDA is a non-GAAP financial measure and may be calculated differently by other registrants, please remove this comparison.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 to indicate that the statement is based on a comparison of net income margin, a financial measure calculated in accordance with GAAP, rather than Adjusted EBITDA.

An Expansive Customer Demographic, page 98

4.	We note your response to prior comment 18 and your revised graphic on page 98, which now includes the percentages associated with each data point. We note that the pie chart demonstrating customers by geographic distribution contains percentages that, in total, exceed 100% and the chart demonstrating customers by skin tone contains percentages that, in total, do not add up to 100%. Please revise or provide further explanation. If this discrepancy is due to rounding, please include disclosure in this regard.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100 to indicate that the discrepancies are due to rounding.

May 11, 2022

Our Products, page 106

5.	We note your response to prior comment 15 and revised disclosure. Please revise in this section, or elsewhere as appropriate, to clarify whether your formulas are developed in-house or sourced from third parties.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108.

Incentive Plans with Respect to Spoiled Child, page 133

6.	We note your response to prior comment 22 and re-issue. We note that these incentive arrangements appear to fall within the category of related party transactions required to be described pursuant to Item 7 of Form 20-F. In that regard, we note that the arrangements appear to be material both to the Company and to the related parties involved. Please describe the revenue thresholds and any other material terms associated with the incentive bonuses described in this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, although the Company agrees that the incentive arrangements in connection with SpoiledChild (the “Incentive Plans”) fall within the category of related party transactions, the information currently disclosed reflects all material terms of such arrangements in accordance with Item 7 of Form 20-F. Moreover, the Company has determined that further disclosure of these terms would result in competitive harm.

The Company believes that the aggregate amounts potentially payable under such arrangements provide the necessary material information to the Company’s investors and that disclosure of specific revenue thresholds under the Incentive Plans would be not only immaterial to investors’ understanding of the Company and its incentive practices, but also potentially misleading. While the aggregate amount payable to the parties to the Incentive Plans is disclosed to show investors potential compensation to its executives and the amount the Company may be required to distribute, disclosure of the specific revenue thresholds could be viewed as rudimentary projections that may induce investors to place undue weight on such financial figures, which, in this context, are inherently speculative and unreliable. Additionally, disclosure of the revenue thresholds may improperly set a standard for revenue goals for future brand launches, even if similar revenue thresholds are disclosed. As a result, an investor would gain more valuable, accurate and relevant information about the Company from the Company’s financial statements and other disclosure than from disclosure of specific revenue thresholds in the Incentive Plans.

Moreover with regard to the revenue thresholds of the Incentive Plans, the Company would be substantially harmed by disclosing such amounts because its competitors could use such information to gauge the Company’s branding and launch efforts. Such revenue milestones may also indicate to its competitors the Company’s allocation of resources with respect to particular products or brands, as well as the Company’s plans and timelines, which would enable competitors to structure their own counterstrategies more effectively. Because the Company does not have access to similar information concerning its competitors, disclosure of these provisions would leave the Company at a substantial commercial disadvantage.

May 11, 2022

Note 2- Significant Accounting Policies

r. Revenue recognition, page F-13

7.	Please address the following with respect your response to our prior comment 26:

•	You confirm that you consider returns as variable consideration. As such, we do not believe that variable consideration for the amount that is expected to be returned should be presented on the face of your Consolidated Statement of Comprehensive Income. However, you could disclose the amount of variable consideration in a note to the financial statements. Accordingly, please revise or provide us the accounting literature you relied on to justify your presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its consolidated financial statements to remove returns from the face of the Consolidated Statement of Comprehensive Income.

•	We acknowledge that your revised disclosure on page F-13 regarding your “Try Before You Buy” program which appears to indicate some revenue may be recognized prior to the end of the trial period. You separately state in your response that you fully constrain the revenue until the end of the trial period. In addition, it is unclear that all of the criteria in ASC 606-10-25-1 have been met at the time of shipment, in particular, the collectability criteria in ASC 606-10-25-1e. Thus, if any revenue has been recognized during the periods presented prior to the end of the trial period, please revise the financial statements accordingly or tell us why no revision is necessary. At a minimum, please clarify your accounting policy for your “Try Before You Buy” program.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its consolidated financial statements for the years ended December 31, 2020 and 2021 to reflect the recognition of revenue under the “Try Before You Buy” program at the end of the trial period.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

May 11, 2022

cc:	(via email)
Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.
Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.
Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.
Ian Schuman, Esq., Latham & Watkins LLP
Alison Haggerty, Esq., Latham & Watkins LLP
Michael Kaplan, Esq., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP